UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42100

RAYTECH HOLDING LIMITED

(Exact name of registrant as specified in its charter)

Unit 609, 6/F, Nan Fung Commercial Centre,

No.19 Lam Lok Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Reverse Stock Split

On October 17, 2025, the board of directors (the “Board”) of Raytech Holding Limited (the “Company”) passed written resolutions approving and authorizing a share consolidation (the “Share Consolidation”) that every sixteen (16) issued and unissued ordinary shares with a par value of US$0.00000625 each in the capital of the Company be each be and are hereby consolidated into one (1) ordinary share with a par value of US$0.0001 each (the “Ordinary Shares"), and any fractional shares created as a result of the share consolidation would be rounded up to the nearest whole share, to be effective on the Nasdaq Capital Market to begin at the open of business on November 7, 2025 (the “Effective Date”). And as a consequence of the foregoing resolutions, the authorized share capital of the Company will be changed with effect from the Effective Date from 8,000,000,000 ordinary shares with a par value of US$0.00000625 each to 500,000,000 ordinary shares with a par value of US$0.0001 each. Following the Share Consolidation, each shareholder’s percentage ownership interest in the Company and the proportional voting power remain unchanged except for adjustments resulting from fractional shares, which will be rounded as disclosed in the Company’s press release.

The Company’s Ordinary Shares will continue to trade under the symbol “RAY”, but will trade under a new CUSIP number G7385S119 effective as of the Effective Date.

A copy of the Company’s press release announcing the details of the Share Consolidation is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated October 30, 2025 - Raytech Holding Limited Announces 16 for 1 Share Consolidation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Raytech Holding Limited

Date: October 29, 2025	By:	/s/ Tim Hoi Ching
	Name:	Tim Hoi Ching
	Title:	Chief Executive Officer

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